

Mail Stop 7010

December 15, 2008

Mr. Carlos Jose Fadigas de Souza Filho
Braskem S.A.
Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

> **RE:** **Braskem S.A.**
> **Form 20-F**
> **Filed June 30, 2008**
> **File #1-14862**

Dear Mr. Fadigas:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 84

1. Please expand MD&A in future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide

detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please tell us your intentions with regard to this matter.

Critical Accounting Policies, page 88

2. Please revise future filings to more specifically disclose and discuss your critical estimates and assumptions underlying your policies and, to the extent applicable, to provide sensitivity analyses based on changes in those estimates and assumptions. See Release #33-8350.

Financial Statements, page 194
General

3. We note your references to independent actuaries and independent appraisals. Please revise future filings to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit to any registration statement.

Note 31. Summary of Principal Differences Between Brazilian GAAP and U.S. GAAP, page F-92
(d) Deferred charges, page F-96

4. With a view towards future disclosure, please help us understand how the 42.2 million reais you included in your reconciliation of fiscal 2007 net income from Brazilian to U.S. GAAP agrees to your disclosure.

(e) Business combinations, purchase price allocation and goodwill, page F-97

5. With a view towards future disclosure, please help us understand how the adjustment made to your reconciliation of net income from Brazilian to U.S. GAAP agrees to your disclosure.

6. Please supplementally provide us with your FIN 46R analysis of the Ipiranga transaction.

(i) Pension plan, page F-106

7. With a view towards future disclosure, please help us understand how the adjustment made to your reconciliation of net income from Brazilian to U.S. GAAP agrees to your disclosure.

<u>(v) Segment reporting, page F-123</u>

8. Please revise future filings to ensure that all prior segment disclosure reflects your current structure. In this regard, it appears you have included your "Business Development" segment in the "Other" segment line for 2007 but you have not reflected the reclassification in prior years. Reference paragraph 34 of FAS 131. In addition, please revise your geographic disclosures to make them specific to individual countries. Reference paragraph 38 of FAS 131.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief